UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

WEST COAST CAR COMPANY
(Name of Registrant)

Delaware	000-51312	54-2155579
(State of Incorporation)	(Commission File No.)	(IRS Employer ID No.)

1608 W. 2225 S. , Woods Cross,UT 84087
(Address of Principal Executive Offices)

(801) 295-3400
(Registrant's Telephone Number)

Daniel D. Drummond
1608 W. 2225 S. Woods Cross,UT 84087
(801) 295-3400
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and
You Are Required Not to Send Us a Proxy

WEST COAST CAR COMPANY
1608 W. 2225 S. Woods Cross, UT 84087

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of WEST COAST CAR COMPANY (the "Company") at the close of business on April 30, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about May 4, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

It is anticipated that the Company will enter into a share exchange agreement (the "Share Exchange Agreement") with the shareholders of Shengtai Holding, Inc. ("SHI"), a New Jersey corporation, SHI and Tryant, LLC. Pursuant to the Share Exchange Agreement, Messrs Qingtai Liu and Chenghai Du, shareholders of all the issued and outstanding shares of common stock of SHI, will exchange them for 9,125,000 newly-issued shares of the Company. It is anticipated that the share exchange transaction will close on or before May 15, 2007.

Messrs Qingtai Liu and Chenghai Du will become shareholders of 7,766,300 and 862,900 shares of common stock of the Company respectively.
AS A RESULT OF THE SHARE EXCHANGE, THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

In connection with the Share Exchange Agreement, it is anticipated that the Board of Directors of the Company, comprising Mr. Daniel Drummond and Mr. Alex Ferries, will (a) appoint Qingtai Liu as a Director of the Company, Chairman of the Board and Chief Executive Officer of the Company, (b) appoint Yongqiang Wang as director of the Company, subject to the filing and dissemination of this Schedule 14f-1, and (c) submit their resignation as directors and officers of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Share Exchange Agreement, Messrs. Qingtai Liu and Yongqiang Wang will constitute the entire Board of Directors of the Company. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.001 per share, of which 2,994,819 shares are issued and outstanding and 5,000,000 shares of $.001 par value preferred stock, of which none are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name	Position/Title	Age
Daniel Drummond	President/Director	56
Alex Ferries	Secretary/Treasurer/Director	33

The directors serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company's current directors and officers.

Daniel Drummond, the Company's acting President and a Director has served since March 2004. He has been a Director at Tryant, LLC since February 2004. From October 1999 to July 2000, Mr. Drummond was Chairman and Chief Operating Officer at Ameranth Technology Systems in San Diego, California. From March 2001 to October 2001, he was President of Wieland Precision Machine in Lake Elsinore, California. From October 2001 to December 2002 He was CEO of Wieland Warison, Inc. From April 2003 to January 2004, he was an independent consultant, working for Jeff Jenson, and consulting on the operations and development for a retail pharmacy, which never materialized. He graduated from West Point, where he later taught, and served in the Armed Forces for twenty years, retiring after serving as the Chief of Army Public Affairs in New York and as a senior public affairs officer in the Pentagon. Mr. Drummond was also a military affairs advisor to CBS News.

Alex Ferries has served as the Company's Secretary and Treasurer and a Director of West Coast Car Company since March 2004. He has been an associate at Tryant, LLC since February 2004. From July 2003 to January 2004, he worked part-time as an independent consultant, evaluating the merits of a potential retail pharmacy chain, which never materialized. He was not actively employed from January 2002 to July 2003. Mr. Ferries is President and Director of Wrap-N-Roll USA, Inc., Secretary and Director of AcuRx, Inc., and Secretary and Director of I/Net, Inc.

Set forth below are the proposed directors and officers to be elected pursuant to the terms of the Share Purchase Agreement:

Name	Position/Title	Age
Qingtai Liu	Director/Chairman/CEO	49
Yongqiang Wang	Director	38

The following sets forth biographical information regarding the Company's proposed directors.

Qingtai Liu, 49, graduated from the Electrical Engineering Faculty of the Shandong Technical University with a Bachelor of Science degree in February 1982. He became the workshop director and head of the production department of Changle Wireless Device Factory until 1988, whereupon he assumed the position of Head of Science and Technology at the Changle Power Factory. In 1990, Mr. Liu became the Director of Weifang Fifth Pharmaceutical Plant. SinceJanuary 1999, he has been the Chairman and Chief Executive Officer of Weifang Shengtai Pharmaceutical Co., Ltd. Under his leadership, Weifang Shengtai Pharmaceutical Co., Ltd. successfully developed unique production techniques for the production of glucose and medicinal coating products, and has won Technology Innovation awards issued by the Chang Le County, Weifang City and the Shandong provincial government offices. The medicinal coating material technology that Mr. Liu jointly developed with the Shandong University has been certified by the Technology Devlopment Bureau of the Shandong Province to be of international standards. Over the years, Mr. Liu has been endorsed by the Weifang City Government office as a Leading Technology Innovator and a Distinguished Pharmaceutical Production Director. He also is the deputy to the People's Conference of both Weifang City and Changle County.

Yongqiang Wang, 38, graduated with an Associates degree from the Shandong Economic and Management Institute. He joined Weifang Shengtai Pharmaceutical Co., Ltd. in April 2006 as the assistant to the General Manager of the Accounting Department and was in charge of the finance department. He assumed the position of Deputy General Manager of the Accounting Department in February 2007.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock, as of April 30, 2007, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

SHARES BENEFICIALLY OWNED (1)

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common Stock	Robert Worthington	833,333	27.83%
	33055 Harmony Lane
	Temecula, CA 92592
	Daniel Drummond (3)	803,385	26.83%
	Alex Ferries (3)	833,333	27.83

	Utah Foundation for North American Wild Sheep	178,500	5.96%
	4477 Sunset Cr.
	Bountiful, UT 84010
	All officers and directors as a group (2 persons)	1,636,718	54.65%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of April 30, 2007 by the person indicated. Our total issued and outstanding stock as of April 30, 2007 was 2,994,819 shares.

(3) Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is 1608 W 2225 S, Woods Cross, Utah 84087.

The following sets forth the anticipated beneficial ownership information after the closing of the Share Exchange Agreement:
Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common Stock	Qingtai Liu (3)	7,766,300	41.15%
	Yongqiang Wang (3)	-	-
	All officers and directors as a group (2 persons)	7,766,300	41.15%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of April 30, 2007 by the person indicated. Our total issued and outstanding stock as of April 30, 2007 was 2,994,819 shares.

(3) Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is c/o Weifang Shengtai Pharmaceutical Co, Ltd, HI-Tech Industrial Park of Changle County, Shandong Province, People's Republic of China 262400.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2006, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2006, the following directors and officers received compensation from the Company.

NAME AND PRINCIPAL POSITION	SALARY	BONUS
Robert Worthington, Former President	$ 17,200	--
Daniel Drummond, President	$ 5,000	--
Alex Ferries, Secretary/Treasurer	--	--

We do not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our two directors are also officers and shareholders of the Company, they are not independent.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

    - The name and address of the proposed candidate;
    - The proposed candidate's resume or a listing of his or her qualification to be director of the Company;
    - A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
    - A confirmation of such person's willingness to act as director if selected by the Board of Directors; and
    - Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

In the fiscal year ended December 31, 2006, the board of directors of the Company acted by written consent 11 times to approve the various loans to the Company. There are no standing committees of the board of directors. Due to the fact the Company has no active operations and its assets consist entirely of a nominal amount of cash, the board of directors determined that it is not necessary or practical for the Company to establish an audit committee, recruit a financial expert to serve on the board, or adopt a code of ethics applicable to its chief executive and financial officers.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: West Coast Car Company, 1608 W 2225 S. Woods Cross, UT 84087, Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2006 and 2005, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                  WEST COAST CAR COMPANY

May 4, 2007
                      By: /s/ Daniel Drummond
                          Daniel Drummond
                          President